SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 22 January 2009

BT Group plc

(Translation of registrant's name into English)

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...       Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Review of BT Global Services and Trading Update made on - 22 January 2009

BT GROUP PLC

FINANCIAL, CONTRACT AND OPERATIONAL REVIEWS OF BT GLOBAL SERVICES
TRADING UPDATE

22 January 2009: BT Group plc (BT) is today providing an update on certain reviews being carried out in BT Global Services (BTGS) and on trading in the third quarter.

BT will be announcing its results for the third quarter to 31 December 2008 on 12 February 2009 and further information will be provided at that time.

Key points

  Financial, contract and operational reviews of BTGS in progress

  BTGS EBITDA1expected to be £17m in the quarter before one-off charges

  Rest of the group performing ahead of expectations, EBITDA1 for rest of group expected to be up 5% over the same period last year

  One-off charges of c.£340m expected to date as a result of outcome of financial and contract reviews in BTGS

  Ongoing contract and operational reviews in BTGS may result in further substantial one-off charges in the current financial year

  Group free cash outflow in quarter expected to be £(32)m, an improvement of £189m over the same period last year

1 Before specific items and leaver costs

2 All numbers are unaudited and as known at the date of this announcement and are therefore subject to change.

Commenting, Ian Livingston, Chief Executive of BT, said:

"The first job of the new management team in Global Services and the new group finance director has been to review the financial position of Global Services and its major contracts.  These ongoing reviews reflect changed circumstances and a more cautious view of the delivery of cost efficiencies and contract performance, particularly in the light of the current economic climate. We have also initiated a review of Global Services' operations which will help us drive our cost savings initiatives and further enhance our ability to serve customers.  BT remains committed to the success of Global Services and I believe these changes will create a stronger business that can deliver positive cash flow and excellent customer service.

"The performance of the rest of the group is ahead of expectations for the third quarter but unfortunately this will be more than offset by the issues in Global Services."

BT Global Services

Financial and operational reviews within BT Global Services

In conjunction with the new BTGS management team, and following the disappointing financial performance of BTGS in the second quarter, BT has initiated detailed financial, contract and operational reviews within the division.

The financial review covers the financial performance of the business and balance sheet position as at 31 December 2008. The contract reviews involve a reassessment of the estimates and assumptions associated with certain major contracts and have been conducted jointly with external advisers. The reviews cover the largest and most complex contracts and take into account a more cautious view of the recognition of cost efficiencies and other changes in assumptions and estimates, particularly in light of the current economic outlook.

BT is also undertaking a detailed review of BTGS's operations with the aim of simplifying our operating model to enhance our ability to serve customers efficiently on a global basis and to create a cost base that will enable the division to deliver positive cash flow.  Further information on this review is expected to be provided at our fourth quarter results.

As previously announced, a number of cost savings opportunities around access costs, external procurement, total labour resource, and networks and systems have been identified.  We expect to see the impact of these programmes in the 2009/10 financial year and beyond and will only recognise the benefits of cost savings when we have a demonstrable record of delivery.

Third quarter trading

We expect BTGS to report revenue growth of around 15% in the third quarter due to favourable foreign exchange movements and acquisitions.  Order intake for the quarter was in the region of £1.8bn leading to a 12 month rolling order intake of £8.3bn.

We expect to report EBITDA1 of £17m in the quarter before one-off charges, primarily due to insufficient delivery of cost savings and the continued decline in the higher margin UK business.

One-off items

As a result of the ongoing financial, contract and operational reviews, it is anticipated that BT will have to take certain one-off charges, some of which will be recognised as charges against EBITDA1 and some of which will be recognised as specific items.

In the third quarter, as a result of the outcome of the financial and contract reviews to date, we expect to have to take substantial one-off non-cash charges of around £340m.  The majority of these charges will be shown as a one-off charge to EBITDA1.  There may be further one-off charges in the third quarter results dependent on the outcome of the ongoing financial and contract reviews.

In addition, as a result of the financial review, we expect to recognise a one-off credit of £40m in respect of the asset value of an associate.

The contract reviews, together with ongoing commercial discussions in respect of two of our largest contracts, are likely to be completed during the fourth quarter. These may result in further substantial one-off non-cash charges in the current financial year, the size of which will be highly dependent on the outcome of the ongoing discussions.

The operational review we are conducting may also result in additional substantial one-off specific charges in respect of the reorganisation of BTGS, rationalisation of networks and other measures to reduce the future cost base of BTGS.

BT Group plc third quarter trading

BT Retail, BT Wholesale and Openreach are all expected to deliver results ahead of expectations for the third quarter, with group EBITDA1, excluding BTGS, expected to be up 5% over the same period last year.  We expect free cash outflow in the quarter of £(32)m, an improvement of £189m over the same period last year.  Net debt for the quarter is expected to be around £11.1bn.

Outlook

We believe the actions we are taking on costs and our focus on cash flow will benefit cash generation in the group going forwards, notwithstanding the difficult economic background.  The charges we expect to be taking as a result of the various reviews are expected to be largely non-cash and therefore will not affect our outlook on dividends. The Board intends to announce the final dividend at the time of BT's year end results.

Analysts conference call

A conference call for analysts will be held at 08:30 UK time today.

Dial in: UK Freefone - 0800 012 1324; UK - 0844 800 4254; International - +44 (0)1296 311 600
Passcode: 151 681#

Replay: UK Freefone - 0800 032 9687; UK/International - +44 (0)207 136 9233
Passcode: 26523651 Available for 7 days

Enquiries

Press

Peter Morgan, BT              +44 (0)207 356 5369
Ross Cook, BT

Investor Relations
Catherine Nash, BT            +44 (0)207 356 4909

About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2008, BT Group's revenue was £20,704 million with profit before taxation and specific items of £2,506 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.bt.com/aboutbt

Forward-looking statements - caution advised

Certain statements in this release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: revenue growth, EBITDA, free cash flow, net debt, one-off charges, overall financial performance, foreign exchange movements and the ability of the group to drive cost delivery initiatives and enhance its ability to serve clients.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the results of management's ongoing review of Global Services and its major contracts; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date 22 January 2009